

Mail Stop 4628

October 21, 2015

Via E-mail
John E. Vollmer III
Chief Financial Officer
Patterson-UTI Energy, Inc.
450 Gears Road, Suite 500
Houston, Texas 77067

> **Re: Patterson-UTI Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2015**
> **Response Dated August 31, 2015**
> **File No. 0-22664**

Dear Mr. Vollmer:

We have reviewed your August 31, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in August 17, 2015 letter.

Form 10-K for Fiscal Year Ended December 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Critical Accounting Policies, page 23

Property and Equipment, page 23

1.   The draft disclosure provided in response to prior comment 1 describes the methods and key assumptions used in testing your long-lived assets for impairment. However, it does not appear that you have discussed the degree of uncertainty associated with your key

assumptions or addressed potential events that could reasonably be expected to affect these key assumptions. Please revise your disclosure accordingly.

2.   From your response to prior comment 2, we note that overall rig utilization fell from approximately 89% as of December 31, 2014 to approximately 44% as of June 30, 2015 and utilization for mechanical rigs and other electric rigs was approximately 20% as of June 30, 2015. Your response states that you do not expect any meaningful increase in demand for North American land drilling rigs until oil or natural gas prices improve. In addition, disclosure in your Form 10-Q for the period ended June 30, 2015 states that your industry is experiencing a severe downturn. Please tell us about your impairment analysis as of June 30, 2015 for rigs not currently under contract and address the impact of changes in expected demand for your drilling services. As part of your response, specifically tell us about your assessment of stacked rigs. Refer to FASB ASC 360-10-35.

Goodwill, page 24

3.   As noted in your response to prior comment 3, your market capitalization was less than total stockholders' equity as of December 31, 2014. However, a control premium was deemed to be reasonable in assessing your enterprise value. Please tell us about the qualitative and quantitative factors considered in determining the control premium applied as part of this assessment and explain the characteristics of the control premium used in your analysis.

4.   Please explain how you concluded that your contract drilling segment represents a reporting unit pursuant to FASB ASC 350-20-35-34. As part of your response, tell us how you considered other approaches to determining your reporting units (e.g., based on rig classification – APEX rigs, other electric rigs, and mechanical rigs).

5.   We note that you concluded that it was more likely than not that the fair values of your reporting units were greater than their carrying amounts as of December 31, 2014 based on the factors identified in your response to prior comment 3. Please tell us whether recent changes in the environment in which you operate were deemed to be a circumstance requiring the evaluation of goodwill as of June 30, 2015.

Form 10-Q for Fiscal Quarter Ended June 30, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

6.   Your response to prior comment 4 indicates that you do not consider horsepower to be a key performance indicator for your pressure pumping business. However, disclosure in your periodic Exchange Act filings frequently includes information about the horsepower for your pressure pumping equipment. Also, as noted in our prior comment, you refer to horsepower in discussing your pressure pumping business as part of earnings conference

calls. Please explain how horsepower is used as a measure to manage the operations of your pressure pumping business and tell us whether you believe it is a material metric for investors. Refer to section I.B. of SEC Release No. 33-8350.

7.   Please tell us more about the process through which you evaluate your fleet of marketable pressure pumping equipment for impairment pursuant to FASB ASC 360-10-35. With your response, also tell us about your impairment analysis as of June 30, 2015. In this connection, we note that your response to prior comment 4 states that you will not experience any meaningful increase in demand for pressure pumping equipment until oil or natural gas prices improve. We also note the disclosure in your Form 10-Q stating that your pressure pumping business is continuing to experience the effects of reduced spending by customers and downward pressure on pricing and that you expect to experience further declines in pressure pumping activity and pricing.

You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or me at (202) 551-3311 with any questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief
Office of Natural Resources